UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 001-12080
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ ☒ Form 11-K ☐ ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION

Full name of registrant:	Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan

Former name if applicable:

Address of principal executive office (Street and number):	4401 Northside Parkway, Suite 800

City, state and zip code:	Atlanta, Georgia 30327

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan (the “Plan”) will delay the filing of its Form 11-K for the year ended December 31, 2006. This delay is the result of the Plan restating its 2005 financial statement presentation to conform to the financial statement presentation for non-ERISA plans. The financial statements previously filed for 2005 were presented in a format only permissible for ERISA plans.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

Linda J. Ricklef	(404) 846-5679

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes           ☐ No
     (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes           ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By:	Post Properties, Inc. Plan Administrator

/s/ Linda J. Ricklef
Linda J. Ricklef
Senior Vice President of Human Resources Post Properties, Inc.

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